UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month January 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated January 30, 2018.	3

x

Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona-ESPANA Tel. [34)935 710 500 Fax [34)935 710 267 www.grifols.com GRIFOLS RELEVANTEVENT Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs that the recently enacted tax reform in the United States of America ("U.S.") on 22 December 2017 will result in the recognition of non-recurrent income in the consolidated fmancial statements of Grifols for the 2017 fiscal year, to be prepared in accordance with the International Financial Reporting Standards ("IFRS"). The reduction of the U.S. federal corporate income tax rate from 35% to 21% (effective 1 January 2018) has required a revaluation of Grifols U.S. deferred tax assets and liabilities. Likewise, in accordance with the conservatism principle, Grifols has made a reassessment of assets related to Grifols participation in the U.S.-based company Aradigm. Considering both of these events, Grifols estimates a positive non-recurring impact that amounts to approximately Euros 90 million net in the consolidated results of the fourth quarter of 2017. Details of the fmal actual impact on Grifols fmancials statements are expected to be disclosed in February 2018 with the publication of the Grifols Group's fourth quarter 2017 results. In Barcelona, on 30 January de 2018 Nuria Martin Barnes Secretary to the Board of Directors IDcvEili BS OHSAS 16001

Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona-ESPANA Tel. [34]935 710 500 Fax [34]935 710 267 www.grifols com GRIFOLS RELEVANT EVENT As a continuation of the relevant event number 261079 dated January 30, 2018, Grifols, S.A. ("Grifols") reports that the estimated impact of the recently enacted tax reform in the United States of America ("U.S.") on 22 December 2017 will result in the recognition of non-recurrent income of approximately US$200 million (Euros 170 million) in the consolidated fmancial statements of Grifols for the 2017 fiscal year. Likewise, it is expected that this non-recurring income will be partially offset in the fourth quarter 2017 results by a total net amount of approximately Euros 80 million in consequence of a reassessment of assets related to Grifols participation in the U.S.-based company Aradigm, after it has not obtained the approval of its product Linhaliq™ by the U.S. FDA. Considering both of these events, Grifols estimates a positive non-recurring impact that amounts to approximately Euros 90 million net in the consolidated results of the fourth quarter of 2017. Details of the fmal actual impact are expected to be disclosed with the publication of the Grifols Group's fourth quarter 2017 results. In Barcelona, on 30 January de 2018 Nuria Martin Barnes Secretary to the Board of Directors mcvERT BSOHSAS18001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: January 30, 2018